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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


    [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                    For the fiscal year ended June 30, 2001

                                      OR


  [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

        For the transition period from _____________ to ______________


                      Commission file number   000-20969


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                         HIBBETT SPORTING GOODS, INC.
                         EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

                              451 Industrial Lane
                           Birmingham, Alabama 35211


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                                     INDEX
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                                                                                              Page
                                                                                              ----
     a)   Financial Statements

             Report of Independent Public Accountants                                           3

             Statements of Net Assets Available for Benefits as of
             June 30, 2001 and June 30, 2000                                                    4

             Statements of Changes in Net Assets Available for Benefits for the
             Years Ended June 30, 2001 and June 30, 2000                                        4

             Notes to Financial Statements                                                      5

     b)   Exhibits                                                                              6
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                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Date:       September 14, 2001              By:    /s/ Gary A. Smith
         ------------------------------         -----------------------
                                                       Gary A. Smith
                                                       Vice President and
                                                       Chief Financial Officer


                                       2
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                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrator of the Hibbett Sporting Goods, Inc. Employee Stock Purchase
Plan:

     We have audited the accompanying statements of net assets available for benefits of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan as of June 30, 2001 and 2000, and the related statements of changes in net assets for the years ended June 30, 2001 and June 30, 2000. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and changes in its net assets available for benefits for the years ended June 30, 2001 and June 30, 2000, in conformity with accounting principles generally accepted in the United States.



                                                  ARTHUR ANDERSEN LLP



Birmingham, Alabama
September 12, 2001

                                       3
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           HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                            JUNE 30, 2001 AND 2000


                                              2001                  2000
                                           ---------------    ------------------

Cash held by Hibbett Sporting Goods, Inc.        $ 23,925              $ 42,154
                                           ---------------    ------------------
          Total  net assets                      $ 23,925              $ 42,154
                                           ===============    ==================









           HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED JUNE 30, 2001 AND JUNE 30, 2000



                                              2001                  2000
                                        ---------------        --------------
Net assets, beginning of period               $ 42,154              $ 19,141

Participant deposits                            81,166               110,398

Deposits used for stock purchases              (99,395)              (87,385)
                                        --------------         -------------
     Net assets, end of period                $ 23,925              $ 42,154
                                        ==============         =============







       The accompanying notes are an integral part of these statements.

                                       4
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           HIBBETT SPORTING GOODS, INC. EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN:

     On September 13, 1996, the Board of Directors of the Hibbett Sporting Goods, Inc. (the "Company") approved the adoption of the Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (the "Plan"). The following description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     The Plan provides employees of the Company an opportunity to purchase shares of common stock of the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes.

     Participants of the Plan may purchase shares of the Company's common stock through payroll deductions during the plan year. Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant's eligible pay each period. On the first day of each calendar quarter, a participant shall be deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

     The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to their account under the Plan. Amounts are held in these accounts and on a quarterly basis the options are exercised at a price of the lower of 85% of the fair market value of the common stock on the first day of the calendar quarter or 85% of the fair market value of the common stock on the last day of the calendar quarter.

     The Plan is administered by a committee appointed by the Board of Directors consisting of not less than two Board members.

2. PARTICIPANT AND PLAN TERMINATIONS:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participant's rights to acquire stock would continue until the end of the current option period, at which time the balance of a participant's withholding account would be returned to the participant and no further contributions would be accepted. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there shall be no further offerings upon the earlier of: (1) the issuance of 75,000 shares of common stock reserved for employee purchase as defined in Section 10.1 of the Plan Agreement, or (2) the end of the fortieth quarterly offering. As of June 30, 2001, plan participants had purchased 17,605 shares of common stock.

3. ACCOUNTING POLICY:

     The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

4. PLAN OBLIGATIONS:

     As of June 30, 2001 and 2000, the Plan was obligated to purchase 962 and 2,356 shares of the Company's common stock for participants of the Plan, respectively. The market value of the Company's common stock on June 30, 2001, and April 2, 2001, was $37.06 and $27.00 per share, respectively, and $23.50 and $21.00 per share on June 30, 2000, and April 3, 2000, respectively. Common stock acquired in connection with the plan year ended June 30, 2001, was issued and distributed directly to participants in July 2001.

5. INCOME AND EXPENSES:

     All expenses of the Plan are paid by the Company on behalf of the Plan. The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan. Participants are not taxed upon receipt or exercise of options. Participants are taxed upon disposition of shares purchased under the Plan.

                                       5
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                               INDEX TO EXHIBITS

Exhibit
Number
------

  4.1 Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

  4.2 Summary Plan Description of Hibbett Sporting Goods, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit filed in Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-07023), filed with the Securities and Exchange Commission September 16, 1996).

  23    Consent of Arthur Andersen LLP*

*  Filed herewith

                                       6